Exhibit 99.1

Borr Drilling Limited – Update Refinancing

Hamilton, Bermuda 21 July 2022: Borr Drilling Limited (the “Company”) (NYSE and OSE: BORR) refers to its announcements of 14 July 2022 regarding the status of negotiations with its secured creditors and a possible equity offering.

The Company’s board is pleased to announce that it has obtained a financing proposal for the remaining $100 million of the $250 million senior secured facilities that was still subject to final syndication as described in the announcement of 14 July 2022. As such, agreements in principle with all the secured creditors have now been reached to extend all secured debt to 2025, subject to the partial paydowns described in the 14 July announcement.  These agreements in principle are subject to the respective boards’ and credit committees’ approvals and binding documentation. The necessary covenant waivers have been extended by the lenders in the existing bank syndicate to enable the company to complete the transactions referenced above.

The Company anticipates that the need for additional liquidity in connection with the closing of the agreements in principle referenced above can be reduced from the $250 million communicated previously to approximately $150 million.

The Company will continue to seek solutions which could optimize the current capital structure and reduce the need for liquidity further. Such solutions could include further asset sales, JV structures as well as additional asset financing.

The Company is encouraged by the strong positive momentum in day rates shown through recent fixtures and tender activity, and by the fact that the utilization of the modern jack up fleet now exceeds 92%.

This press release does not constitute an offer of any securities for sale.

Forward looking statements

This press release includes forward looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, which do not reflect historical facts and may be identified by words such as “expect”, “will” and similar expressions and include statements relating to negotiations with creditors, agreements in principle reached with creditors including the terms and conditions of such agreements in principle and financing proposal and statements about covenant waivers enabling the Company to complete the transactions, statements about the need for additional liquidity, and the Company's continuing to seek solutions to optimize its capital structure and about momentum in day rates other non-historical statements. Such forward-looking statements are subject to risks, uncertainties, contingencies and other factors could cause actual events to differ materially from the expectations expressed or implied by the forward-looking statements included herein, including risks relating to negotiations with creditors including the risk that the conditions to the agreements in principle are not met or that the terms of the agreements in principle are not implemented with definitive binding agreements on expected terms or at all, the risk that vessel sales may not be completed on expected terms or at all, risks relating to covenants in debt facilities and covenant waivers including the risk that waivers are not provided as required, risks relating to liquidity and the risk that Borr may not be able to refinance its debt maturities beyond 2023 and other risks and uncertainties described in the section entitled “Risk Factors” in our most recent annual report on Form 20-F and other filings with the Securities and Exchange Commission. Such risks, uncertainties, contingencies and other factors could cause actual events to differ materially from the expectations expressed or implied by the forward-looking statements included herein. These forward-looking statements are made only as of the date of this release. We do not undertake to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.